UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Benefitfocus, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

08180D106

(CUSIP Number)

William Wetmore

Chief Compliance Officer

Indaba Capital Management, L.P.

One Letterman Drive, Building D, Suite DM 700

San Francisco, CA 94129

(415) 680-1030

with a copies to:

Douglas A. Rappaport, Esq.

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, New York 10036

(212) 872-1000

Steve Wolosky, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 4, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08180D106

1	NAME OF REPORTING PERSON

Indaba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,963,694 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,963,694 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,963,694 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.8% (2)
14	TYPE OF REPORTING PERSON

IA, PN

(1)	Does not include 17,890 shares of common stock underlying restricted stock units (“RSUs”), as further described in Item 3.

(2)	Based on 33,516,732 shares of common stock of Benefitfocus, Inc. (the “Issuer”) outstanding as of March 1, 2022, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 4, 2022.

2

CUSIP No. 08180D106

1	NAME OF REPORTING PERSON

IC GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,963,694 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,963,694 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,963,694 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.8% (2)
14	TYPE OF REPORTING PERSON

OO, HC

(1)	Does not include 17,890 shares of common stock underlying RSUs as further described in Item 3.

(2)	Based on 33,516,732 shares of common stock of the Issuer outstanding as of March 1, 2022, as reported in the Issuer's Form 10-K filed with the SEC on March 4, 2022.

3

CUSIP No. 08180D106

1	NAME OF REPORTING PERSON

Derek C. Schrier
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,963,694 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,963,694 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,963,694 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.8% (2)
14	TYPE OF REPORTING PERSON

IN, HC

(1)	Does not include 17,890 shares of common stock underlying RSUs as further described in Item 3.

(2)	Based on 33,516,732 shares of common stock of the Issuer outstanding as of March 1, 2022, as reported in the Issuer's Form 10-K filed with the SEC on March 4, 2022.

4

CUSIP No. 08180D106

AMENDMENT NO. 5 TO SCHEDULE 13D

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Indaba Capital Management, L.P. (the “Investment Manager”), IC GP, LLC (“IC GP”) and Derek C. Schrier (collectively, “Indaba” or the “Reporting Persons”) on December 15, 2020, as amended by Amendment No. 1 filed on January 4, 2021, Amendment No. 2 filed on February 11, 2021, Amendment No. 3 filed on March 16, 2021 and Amendment No. 4 filed on March 22, 2022. This Amendment No. 5 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons used approximately $45,563,512 (including brokerage commissions) in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D, other than with respect to the RSUs.

The source of the funds used to purchase such shares of Common Stock reported herein is the working capital of the Fund, which at any given time may include funds borrowed on margin in the ordinary course of business and on customary terms.

In connection with the appointment of Alexander Lerner to the Board of Directors of the Issuer (the “Board”), as further described in Item 4 below, Mr. Lerner received an initial grant of 17,890 RSUs on April 4, 2022. The RSUs vest in equal installments on each of the first, second, and third anniversaries of the grant date, or, if earlier, immediately prior to the Issuer’s annual stockholder meeting for that year, so long as Mr. Lerner remains a director of the Issuer through each such vesting date. Each RSU will be paid in whole shares of Common Stock promptly after vesting. Because Mr. Lerner serves on the Board as a representative of the Fund and the Reporting Persons, he does not have a right to any economic interest in securities of the Issuer granted to him by the Issuer in respect of his Board position. As a result, when the Issuer delivered such RSUs to Mr. Lerner, the Fund was entitled to receive all of the economic interests in securities granted to Mr. Lerner by the Issuer in respect of Mr. Lerner’s Board position, for no consideration.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

On April 4, 2022, Indaba entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer. Pursuant to the Cooperation Agreement, the Issuer appointed Alexander Lerner, an Investment Partner at Indaba, as a Class II member of the Board with a term expiring at the Issuer’s 2022 annual meeting of stockholders (the “2022 Annual Meeting”). The Board also will nominate Mr. Lerner (or his replacement appointed in accordance with the terms of the Cooperation Agreement) for election as a director at the 2022 Annual Meeting. In addition, Mr. Lerner has been appointed Co-Chair of each of the Board’s Nominating and Governance and Strategy and Finance Committees. The Strategy and Finance Committee is tasked with assessing strategic and value creation opportunities. The Issuer has also agreed not to increase the size of the Board beyond nine members subsequent to the date of the 2022 Annual Meeting prior to the expiration of the Term (as defined below) without Indaba’s prior written consent.

Pursuant to the Cooperation Agreement, Indaba has agreed, subject to certain exceptions, to customary voting and standstill provisions from the date of the Cooperation Agreement until 30 days before the nomination window closes for the Issuer’s 2023 annual meeting of stockholders (the “Term”), including not to acquire beneficial ownership of more than 14.99% of the Issuer’s outstanding Common Stock.

5

CUSIP No. 08180D106

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, which is incorporated by reference as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.  As of the date hereof, the Reporting Persons beneficially own an aggregate of 3,963,694 shares of Common Stock, which shares of Common Stock may be deemed to be beneficially owned by each of the Investment Manager, IC GP and Mr. Schrier, and which represent approximately 11.8% of the outstanding Common Stock. Such amounts do not include the 17,890 shares underlying RSUs as further described in Item 3 above. All percentages set forth herein are based on 33,516,732 shares of Common Stock of the Issuer outstanding as of March 1, 2022, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on March 4, 2022.

Pursuant to an Investment Management Agreement, the Fund and its general partner have delegated all voting and investment power over the securities of the Issuer directly held by the Fund to the Investment Manager. As a result, each of the Investment Manager, IC GP, as the general partner of Investment Manager, and Mr. Schrier, as Managing Member of IC GP, may be deemed to exercise voting and investment power over the securities of the Issuer directly held by the Fund. The Fund specifically disclaims beneficial ownership of the securities of the Issuer directly held by it by virtue of its inability to vote or dispose of such securities as a result of such delegation to the Investment Manager.

(c) Except with respect to the acquisition of RSUs as further described in Item 3 above, information concerning transactions in the shares of Common Stock effected by the Reporting Persons on behalf of the Fund since Amendment No. 4 is set forth in Schedule I hereto and is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented and superseded, as the case may be, as follows:

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CUSIP No. 08180D106

On April 4, 2022, the Reporting Persons and the Issuer entered into the Cooperation Agreement as defined and described in Item 4 above and incorporated by reference as Exhibit 99.1 hereto. The Cooperation Agreement is incorporated herein by reference.

The description of the grant of RSUs to Mr. Lerner and the Fund’s economic interest in such RSUs, as set forth in Item 3 above, is hereby incorporated herein by reference.

Item 7.	Material to Be Filed As Exhibits

Item 7 of the Schedule 13D is hereby supplemented to add the following Exhibit:

Exhibit	Description

99.1

Cooperation Agreement by and between Benefitfocus, Inc. and Indaba Capital Management, L.P., dated April 4, 2022 (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on April 5, 2022).

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CUSIP No. 08180D106

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 5, 2022

INDABA CAPITAL MANAGEMENT, L.P.

By:	IC GP, LLC, its general partner

By:	/s/ Derek C. Schrier
	Name:	Derek C. Schrier
	Title:	Managing Member

IC GP, LLC

By:	/s/ Derek C. Schrier
	Name:	Derek C. Schrier
	Title:	Managing Member

/s/ Derek C. Schrier
DEREK C. SCHRIER

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CUSIP No. 08180D106

Schedule I

TRANSACTIONS IN SHARES OF COMMON STOCK BY THE REPORTING PERSONS

Except as otherwise disclosed in Item 5, the following transactions in the shares of Common Stock have occurred since the filing of Amendment No. 4. Except with respect to the RSUs, all such transactions were purchases of shares of Common Stock effected in the open market, and the table excludes commissions paid in per share prices.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
03/23/2022	22,500	12.0572
03/24/2022	22,047	12.3724
03/25/2022	20,000	12.4483
03/28/2022	100,000	12.7166